SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

File No. 0-17140

For the month of August 2010

Tomkins plc

(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:

Yes....... No...X....

Exhibit Index

Exhibit No.

1.  Safe Harbour Statement

2.  Offer Document Posted

Exhibit 1

This document may contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit 2

Not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction

6 August 2010

Recommended cash acquisition of Tomkins plc by Pinafore Acquisitions Limited
Publication and posting of Scheme Document and Loan Note Alternative

On 27 July 2010, the Board of Pinafore Acquisitions Limited ("Pinafore") and the Independent Directors of Tomkins plc ("Tomkins") announced that they had reached agreement on the terms of a recommended cash acquisition of the entire issued and to be issued share capital of Tomkins by Pinafore (the "Acquisition").  The Acquisition is to be implemented by way of a scheme of arrangement under Part 26 of the Companies Act (the "Scheme").

Tomkins is today publishing and posting a circular (the "Scheme Document") to Tomkins Shareholders.  The Scheme Document contains, among other things, the full terms and conditions of the Scheme and an explanatory statement in compliance with Section 897 of the Companies Act.

Notices of the Court Meeting and General Meeting

Notices of the Court Meeting and the General Meeting are set out in the Scheme Document.  Both the Court Meeting and the General Meeting will be held on Tuesday 31 August 2010 at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY, with the Court Meeting to commence at 11.00 a.m. and the General Meeting to commence at 11.10 a.m. (or as soon thereafter as the Court Meeting has concluded or been adjourned).

Timetable

The Scheme Document also contains an expected timetable of principal events relating to the Scheme.  As set out in that timetable, subject to the satisfaction or waiver of the Conditions to the Scheme, it is currently expected the Scheme will become effective on Friday 24 September 2010.  If any of the expected dates set out in the timetable change, Tomkins will give notice of the change by issuing an announcement to a Regulatory Information Service.

Loan Note Alternative

As an alternative to some or all of the cash consideration of 325 pence per Tomkins Share which would otherwise be receivable under the Scheme, Scheme Shareholders (other than Restricted Overseas Persons (as that term is defined in the Scheme Document), who may not participate in the Loan Note Alternative) are entitled to elect to receive Loan Notes in respect of some or all of their Tomkins Shares, to be issued by Pinafore on the following basis:

for every £1 of cash consideration otherwise receivable for a Scheme Share under the Scheme	£1 in nominal value of Loan Notes

The Loan Notes, which will be governed by English law, will be cash secured (as to the principal amount plus accrued interest).  The Loan Notes will only be issued up to a maximum aggregate amount of £50 million.  If Loan Note elections are received in respect of a greater principal amount of Loan Notes than £50 million, they will be scaled down pro rata.  The Loan Notes will bear interest (from the date of issue to the relevant holder of the Loan Notes), payable twice yearly in instalments in arrears on 30 June and 31 December each year (less any tax required by law to be deducted or withheld therefrom), at a rate per annum equivalent to the higher of 0.8% below LIBOR and 0% as determined on the first business day of each such interest period.  The first interest payment date will be 30 June 2011 in respect of the period from the date of issue of the Loan Notes up to and including that date.  For these purposes, "LIBOR"means the rate per annum which is the offered rate for six months sterling deposits which appears on Telerate Page 3750 or Telerate Page 3740 (as appropriate) or an equivalent page on Bloomberg or Reuters at or about 11.00 a.m. on the first business day of the relevant interest period.

The Loan Notes will be redeemable at par (together with accrued interest) at the option of the holders, in whole or in part, on any interest payment date falling on or after the date that is 6 months after the date of issue of the Loan Notes.  Any Loan Notes outstanding on 31 December 2015 will be redeemed on that date (or, if such day is not a business day, on the next succeeding business day) in full at par together with any accrued interest up to and including the date of repayment.  Pinafore may elect to redeem any Loan Notes on giving 30 days written notice to the Noteholders on the date which is no earlier than the first business day after the date which is six months after the date of issue of the Loan Notes if the aggregate nominal value of the Loan Notes then outstanding is less than £2 million.  The Loan Notes will not be transferable other than to members of the holder's family and related trusts and no application has been, or will be, made for them to be listed or dealt with on any stock exchange.

On redemption by Pinafore of any outstanding Loan Notes on 31 December 2015, Pinafore may elect to pay to each holder in lieu of and in satisfaction of the principal amount of his Loan Notes to be redeemed, an amount of US dollars equal to the amount in US dollars that the sterling amount equal to the principal amount of his Loan Notes to be redeemed could have purchased on the date twenty-eight days before 31 December 2015 (at the spot rate for the purchase of US dollars with sterling as quoted on the Reuters screen at 11.00am London time).

Pinafore may, at any time on or after six months after the date of issue of the Loan Notes, purchase any of the Loan Notes at any price by tender (available to all holders alike), private treaty or otherwise, at any price agreed with the relevant holders.

The Loan Notes will be issued in integral multiples of £1 nominal value.  Fractional entitlements to Loan Notes will be disregarded and will not be issued.  Pinafore reserves the right not to issue the Loan Notes where valid elections are received for an aggregate of less than £2 million in aggregate nominal value of Loan Notes (as set out in the Scheme Document).  If insufficient elections are received, Tomkins Shareholders who elected to receive Loan Notes will instead receive cash consideration in accordance with the terms of the Scheme.

The Loan Notes have not been, and, unless decided otherwise by Pinafore, will not be, registered under the US Securities Act or under the securities laws of any state, province, territory or jurisdiction of the United States, Canada, Australia or Japan.  Accordingly, unless otherwise determined by Pinafore and permitted by applicable law and regulation, making the Scheme Document available to any person in the United States, Canada, Australia or Japan (or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction) does not constitute an offer of Loan Notes to that person and Loan Notes are not being offered, sold, resold, delivered, transferred or distributed, directly or indirectly, in or into the United States, Canada, Australia or Japan (or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction) or to, or for the account or benefit of any person or entity located in the United States, Canada, Australia or Japan.

The Loan Note Alternative will be conditional upon the Scheme becoming effective.  Full details of the Loan Notes and the Loan Note Alternative are set out in the Scheme Document.

Amendments to Tomkins' articles

In connection with the Scheme, certain amendments are proposed to be made to Tomkins' articles of association.  The amended articles of association (the "New Articles") will be considered at the General Meeting.

The Scheme Document and the New Articles will be available for inspection at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY and at the registered office of Tomkins, East Putney House, 84 Upper Richmond Road, London SW15 2ST.  The Scheme Document and the New Articles are also available to view and download on the Tomkins websitewww.tomkins.co.uk ) on the "Recommended Acquisition by Pinafore Acquisitions Limited" section of the Investors page, which is available at the following link: http://www.tomkins.co.uk/tomk/ir/recom-acquisition/.

Copies of the Scheme Document will be submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at: The Financial Services Authority, 25 The North Colonnade, Canary Wharf London E14 5HS.

All references in this announcement to times are to London time.

Unless the context otherwise requires, terms defined in the announcement released on 27 July 2010 in relation to the Acquisition have the same meaning in this announcement.

Enquiries:

Citi (financial adviser to Pinafore and the Consortium)	+44 (0)20 7986 4000
Phiip Robert-Tissot Grant Kernaghan
Maitland (PR adviser to Pinafore and the Consortium)	+44 (0)20 7379 5151
Neil Bennett James Devas
J.P. Morgan Cazenove (financial adviser to Tomkins)	+44 (0)20 7742 4000
Edmund Byers Barry Weir Patrick Magee
Finsbury (PR adviser to Tomkins)	+44 (0)20 7251 3801
Rollo Head Clare Hunt

Whether or not certain Tomkins Shares are voted at the Court Meeting or the General Meeting, if the Scheme becomes effective, those Tomkins Shares will be cancelled or transferred to Pinafore pursuant to the Scheme in return for the payment of 325 pence in cash per Tomkins Share or an equivalent nominal value of Loan Notes per Tomkins Share.

Citi, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Pinafore, Onex and CPPIB and for no one else in connection with the Acquisition and will not be responsible to anyone other than Pinafore, Onex and CPPIB for providing the protections afforded to clients of Citi nor for providing advice in relation to the Acquisition or any other matters referred to in this announcement.

J.P. Morgan plc, which conducts its UK investment banking businesses as J.P. Morgan Cazenove and is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Tomkins and for no one else in connection with the Acquisition and will not be responsible to anyone other than Tomkins for providing the protections afforded to clients of J.P. Morgan plc nor for providing advice in relation to the Acquisition or any matter referred to in this announcement.

The distribution of this announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens.  Persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements of their jurisdictions.  Further details in relation to overseas shareholders are contained in the Scheme Document.

The Loan Notes to be issued in connection with the Acquisition have not been, and, unless decided otherwise by Pinafore, will not be, registered under the US Securities Act or under the securities laws of any state, province, territory or jurisdiction of the United States, Canada, Australia or Japan.  Accordingly, unless otherwise determined by Pinafore and permitted by applicable law and regulation, making the Scheme Document available to any person in the United States, Canada, Australia or Japan (or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction) does not constitute an offer of Loan Notes to that person and Loan Notes are not being offered, sold, resold, delivered, transferred or distributed, directly or indirectly, in or into the United States, Canada, Australia or Japan (or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction) or to, or for the account or benefit of any person or entity located in the United States, Canada, Australia or Japan.

Dealing disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any paper offeror is first identified.  An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror(s).  An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 p.m. (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 p.m. (London time) on the 10th business day following the announcement in which any paper offeror is first identified.  Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror.  A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8.  A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 p.m. (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified.  If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129.

Publication on website

A copy of this announcement will be available on the "Recommended Acquisition by Pinafore Acquisitions Limited" section of the Investors page of the Tomkins website (www.tomkins.co.uk) by no later than 12.00 p.m. (London time) on Monday 9 August 2010.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                 By:   Tomkins plc
                                                                                                                                                         (Registrant)

Date:  6 August 2010

                                                                                                                                                 By: /s/ Denise Patricia Burton
                                                                                                                                                    ----------------------------
                                                                                                                                                 Name:  Denise Patricia Burton
                                                                                                                                                 Title:     Company Secretary